SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                     Report on Form 6-K for 12 November 2002

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F __X__ Form 40-F _____

         Enclosures:

         A News Release dated 12 November 2002 announcing the results of The BOC Group plc for the year ended 30 September 2002.

                                                          FOR IMMEDIATE RELEASE
                                                               12 November 2002

                    RESULTS FOR THE YEAR TO 30 SEPTEMBER 2002


WINDLESHAM, UK (12 Nov 2002) -- Another good quarter for BOC with strong cash generation


                          ----------------------------------------------- -------------------------------------------------
                          Fiscal fourth quarter                           Year to 30 September (unaudited)
                          ----------------------------------------------- -------------------------------------------------
                            2002        2001       change     change as      2002       2001        change      change as
                       (pound)m   (pound)m 1     constant     reported  (pound)m  (pound)m 1       constant     reported
                                                  currency                                         currency
------------------------- ---------- ----------- ----------- ------------ ----------- ---------- ------------- ------------
Turnover                     1044.1      1016.2        +11%          +3%      4017.9     4159.2           +2%         - 3%
------------------------- ---------- ----------- ----------- ------------ ----------- ---------- ------------- ------------
Operating profit 2            133.9       127.6        +14%          +5%       500.1      530.6          - 1%         - 6%
------------------------- ---------- ----------- ----------- ------------ ----------- ---------- ------------- ------------
Profit before tax 2           114.8       115.1         +7%         same       430.0      466.9          - 3%         - 8%
------------------------- ---------- ----------- ----------- ------------ ----------- ---------- ------------- ------------
Earnings per share 2          15.5p       14.4p        +12%          +7%       55.9p      57.5p          same         - 3%
------------------------- ---------- ----------- ----------- ------------ ----------- ---------- ------------- ------------


1 Restated for full adoption of FRS17 (retirement benefits) and FRS19 (deferred tax)

2 Excluding exceptional items. After exceptional items, profit before interest was(pound)89.2m for the fourth quarter and (pound)405.4m for the year (year ago:(pound)89.4m and(pound)425.9m), profit before tax was(pound)70.1m for the fourth quarter and (pound)335.3m for the year (year ago:(pound)76.9m and(pound)362.2m), EPS were 8.30p for the fourth quarter and 41.36p for the year (year ago: 10.77p and 46.03p)

Highlights

o        BOC reported a strong fourth quarter in all business segments.
o Excluding BOC Edwards, operating profit was up 10 per cent in the fourth quarter and up 11 per cent for the year, on a constant currency basis.
o The strong improvement in Process Gas Solutions' profitability continued in the fourth quarter. Return on capital increased each quarter from 7.7 per cent in 2001 to reach 9.2 per cent in 2002.
o BOC Edwards' operating profit in the fourth quarter was similar to that in the previous quarter and double that of a year ago.
o Operating cash flow before exceptional items was strong in the fourth quarter and totalled(pound)826.6 million for the year.

Group Chief Executive, Tony Isaac said,
'I am pleased to report another quarter of double digit operating profit growth for the Group. Recent acquisitions contributed to improved results as did further business efficiency and restructuring savings. Most business units contributed to the strong cash flow performance and BOC's target of positive free cash flow before acquisitions was achieved for the second year in succession.'

GROUP RESULTS
Results continue to be stated after fully adopting the UK accounting standards FRS17 (retirement benefits) and FRS19 (deferred tax). Comparative figures of a year ago are restated accordingly.

After charging exceptional items of (pound)94.7 million, profit before interest and tax for the year was (pound)405.4 million, profit before tax was (pound)335.3 million and earnings per share were 41.4p. Excluding these exceptional items, profit before interest and tax for the year was (pound)500.1 million, profit before tax was (pound)430.0 million and earnings per share were 55.9p.

Exceptional items for the year include restructuring charges of (pound)47.2 million and a (pound)21.3 million charge relating to the closure of facilities in connection with the combination of BOC Process Plants with Linde Engineering in the US. An exceptional charge of (pound)21.2 million was made to write down the value of OSK, BOC's gases business in Japan, in advance of the proposed merger of OSK with Air Liquide Japan.

Year ago comparisons are adversely affected by exchange rate movements, mainly for the South African rand and, in the fourth quarter, for the US dollar. If the results of a year ago had been translated at the rates applied to this year, turnover would have been reduced by (pound)76.4 million for the fourth quarter and (pound)214.1 million for the year. Excluding exceptional items, the corresponding reductions in operating profit would have been (pound)9.9 million and (pound)27.6 million, while profit before tax would have been (pound)7.9 million and (pound)22.7 million less. Earnings per share would have been reduced by 0.5p and 1.7p.

Results are quoted at actual exchange rates but percentage changes are shown below on the basis of constant exchange rates to eliminate the effect of exchange translation. Comparisons are made with the same period a year ago unless otherwise stated. All references to the fourth quarter mean the fiscal quarter from July to September. Profits are shown excluding exceptional items.

All business segments achieved improved turnover and profits in the fourth quarter. In the fourth quarter, BOC Edwards' operating profit was similar to the previous quarter and double that of a year ago. In aggregate, the businesses other than BOC Edwards achieved a 12 per cent increase in turnover and a 10 per cent increase in operating profit for the fourth quarter.

The restructuring programme announced in August 2001 was completed slightly ahead of schedule. The cash cost of this programme was covered by the proceeds of asset disposals.

Group return on capital employed for the year to 30 September 2002 was 12.3 per cent, or 13.8 per cent excluding BOC Edwards, after six successive quarters of improvement. Free cash flow (after interest, tax, dividends and capital spending but before acquisitions) remained strong and reached (pound)77.7 million in the fourth quarter.

PROCESS GAS SOLUTIONS

In addition to the revenues added by new plants coming into production and firm pricing trends, operational efficiency gains were a key factor behind a significant profit increase for both the fourth quarter and the year as a whole. In accordance with business objectives, return on capital increased each quarter from 6.6 per cent at the end of 2000 to 9.2 per cent at the end of 2002.


                                       Fourth quarter                         Year to 30 September
  ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------
 Process Gas Solutions                    2002        2001        Change         2002        2001         Change
 (excluding exceptional items)       (pound)m    (pound)m        (constant  (pound)m    (pound)m        (constant
                                                                 currency)                              currency)
  ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------
 Turnover                                   306.5       298.0      +10%           1200.6      1193.0       +4%
  ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------
 Operating profit                            48.0        37.3      +37%            185.2       156.5       +22%
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------


Costs were reduced as a result of better delivery scheduling and remote plant operation. Operational service centres are already established in the UK, the US and Australia. Additional plants will be remotely controlled over the next 18 months and new links are being established to bring Asian plants into the network. In the second half of 2002, cost savings were realized from the closure of BOC Process Plants' facilities prior to the combination with Linde Engineering in the US.

New plants were commissioned for OneSteel at Whyalla in South Australia in November 2001, a hydrogen plant for Huntsman on Teesside in the UK during January 2002, an air separation unit for WCI Steel in Ohio in May 2002 and another at Midland, North Carolina in June 2002.

Turnover increased in the UK but operating profit was marginally lower for the year despite success in reducing overhead costs. Weak manufacturing affected sales volumes and prices in most sectors as some customers closed plants in the UK and moved production to lower cost areas.

In north America, there were increases in tonnage volumes arising from the recovery of steel output in the US and increased sales of carbon dioxide to the food and beverage sector. Demand for liquefied gases in the merchant market improved in the fourth quarter. Operating profit grew faster than sales during the fourth quarter and for the year as a result of firmer prices and cost savings.

Recent investments in new plants were reflected in higher sales in the south Pacific region. Operating profit increased significantly faster than sales as a result of improved operating efficiency and control of overhead costs.

Rapid economic growth attracted exceptionally high levels of foreign direct investment into China during 2002. This was accompanied by heavy expenditure on local infrastructure and created a particularly favourable environment for BOC's business in China. Turnover increased by more than 50 per cent and operating profit nearly doubled. Existing joint ventures performed strongly, partly in response to rising steel production. BOC's joint venture with Yangtze Petrochemical Corporation (YPC) in Nanjing contributed to turnover and profit from May 2002.

The combination of BOC's Process Plants business with Linde Engineering in the US to form a new company Linde BOC Process Plants LLC based in Tulsa, Oklahoma was completed at the end of September 2002 and makes Linde Engineering the preferred supplier of BOC's industrial gas plants worldwide with access to Linde's global technical capabilities in air separation, hydrogen production and other gas technologies.

INDUSTRIAL AND SPECIAL PRODUCTS

Weak manufacturing activity in the key markets of the US and the UK during 2002 affected sales of industrial products but there was growth in both South Africa and in the south Pacific region. Sales of special products, medical gases as well as hospitality products and services increased in all markets. Operating margins improved mainly as a result of increased productivity following restructuring.


                                       Fourth quarter                         Year to 30 September
 ------------------------------------- -------------------------------------- ---------------------------------------
Industrial and Special Products          2002        2001        Change         2002         2001        Change
 (excluding exceptional items)       (pound)m    (pound)m        (constant  (pound)m     (pound)m        (constant
                                                                 currency)                               currency)
 ------------------------------------- ----------- ----------- -------------- ------------ ----------- --------------
 Turnover                                   415.7       402.4      +11%            1605.3      1573.9       +7%
 ------------------------------------- ----------- ----------- -------------- ------------ ----------- --------------
 Operating profit                            63.8        67.9      same             248.0       248.8       +5%
 ------------------------------------- ----------- ----------- -------------- ------------ ----------- --------------


A modest improvement in UK turnover was matched by a similar increase in operating profit. Sales of industrial products declined in line with falling manufacturing output but this was offset by increased sales of special and medical gases and the growth of BOC's Sureflow hospitality gases and cellar service business. Sales and operating profit also increased in Ireland.

Although Industrial and Special Products was a minor part of BOC's business in Poland during 2002, there was a significant improvement in sales and operating profit.

Turnover increased only slightly in north America as the trend in overall sales volumes was essentially flat and price increases for most products were modest. Weakness in the manufacturing sector was reflected in lower sales of welding and cutting equipment and consumable products in particular. In such conditions and after the costs associated with the implementation of a new enterprise resource and planning system during the fourth quarter, operating profit in north America decreased in 2002 despite successful cost reduction programmes.

In Africa, turnover and profit increased significantly in 2002 on the constant currency basis used for performance comparisons as a result of a sustained resurgence in South African manufacturing. This was reflected in the growth of sales volumes in the core cutting and welding business. New business in packaged chemicals and other special gases further increased the growth of turnover, as new propellants and refrigerants were added to the product range.

Sales volumes of liquefied petroleum gas (LPG) grew only slowly but higher input costs were successfully recovered in selling prices. A recently introduced rescue pack providing a portable oxygen supply for mineworkers continued to generate strong demand, which exceeded production capacity.

Exports of cutting and welding equipment and consumables from South Africa to both other African countries and elsewhere increased strongly in 2002. The strong business performance was not confined to South Africa. Nearly every other country in southern Africa achieved better operating profits.

The chief source of the turnover and profit growth in east Asia during 2002 was the acquisition of Unique Gas and Petrochemicals Public Company (UGP) in Thailand in May. UGP is a leading supplier of LPG and packaged ammonia.

BOC's associated company in Malaysia acquired 35.6 per cent of the gases company NIOI in March 2002 and increased its holding to over 98 per cent in July and to 100 per cent in September, providing a wider platform for growth in 2003.

Strong economic and manufacturing growth supported increased sales and operating profit in the key markets of Australia and New Zealand. Increased manufacturing activity, particularly in Australia but also in New Zealand, supported growth in every part of BOC's business. Mining, manufacturing for export and infrastructure projects were particularly strong sectors. There was strong sales growth for BOC's branded welding and safety products. At the same time prices remained firm and overhead cost reduction coupled with rationalisation of the supply chain for welding and safety products helped to widen margins.

The operating profit of BOC's associated company, Elgas, which supplies LPG in south-eastern Australia, increased sharply. Imported LPG prices remained stable and a relatively cold winter encouraged sales in the home energy sector.

BOC EDWARDS

BOC Edwards remained profitable in each quarter and was strongly cash generative during the year. The severe reduction in capital expenditure by semiconductor manufacturers that began in the second half of 2001 continued into 2002. Although there was some revival of demand for semiconductor equipment in the second half of 2002, the rate of order intake softened at the end of the year. Semiconductor vacuum equipment orders received in the fourth quarter were (pound)43 million compared with (pound)60 million in the third quarter, (pound)45 million in the second quarter and (pound)30 million in the first quarter.


                                       Fourth quarter                         Year to 30 September
 ------------------------------------- -------------------------------------- ---------------------------------------
 BOC Edwards                              2002        2001        Change         2002        2001         Change
 (excluding exceptional items)       (pound)m    (pound)m        (constant  (pound)m    (pound)m        (constant
                                                                 currency)                              currency)
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------
 Turnover                                   185.8       183.7       +8%            688.2       873.1      - 19%
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------
 Operating profit                             9.0         5.0      +113%            26.1        78.8      - 66%
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------


Those Asian markets that were the basis of the mid-year revival did not sustain the earlier investment trends but opportunities were presented by a number of customers investing in China. In August BOC formed a joint venture with Lienhwa Corporation of Taiwan to help to take advantage of new business opportunities presented by electronics companies investing in China. The venture combines the marketing capabilities of Lienhwa with BOC's existing resources in China. It has already delivered three new gas supply contracts to supply semiconductor fabrication plants, including those under construction by Belling and HJT in the Shanghai area. BOC Edwards also won an order to supply a new plant in Singapore.

Apart from the semiconductor industry, some other vacuum equipment markets such as aerospace and chemicals also became more difficult in 2002. The pharmaceutical and biotechnology markets remained buoyant and BOC Edwards was notably successful in increasing sales of pharmaceutical drying and packaging systems.

Gases sales were affected by weak conditions in the semiconductor industry worldwide, which led to reduced plant utilization and closures by some customers. The overall profit impact of lost revenue on operating profit was offset by increased productivity. In 2002 a programme to rationalize production facilities for electronic materials was completed.

The most significant acquisition was of Seiko Instruments' turbomolecular pumps manufacturing business based in Japan, which was completed in April 2002. The addition of Seiko turbomolecular pumps to BOC Edwards' range of products will enhance the opportunity to develop vacuum subsystems to satisfy the growing trend towards on-tool pumping.

The acquisitions of Hydromatix and Semco were also completed in January and April 2002 respectively with the intention of positioning BOC Edwards in those market segments that are expected to grow most rapidly. These companies now form part of BOC Edwards' Chemical Management Division.

The general vacuum business performed strongly during the fourth quarter, better than in the previous quarter and a year ago. The integration of the former Smiths Industries vacuum business was completed smoothly in 2002 and the business was operating profitably by the end of the year.

AFROX HOSPITALS

Turnover and profit were down when expressed in sterling because of the sharp decline in the value of the South African rand between 2001 and 2002 but all results were well up on a constant currency basis.


                                       Fourth quarter                         Year to 30 September
 ------------------------------------- -------------------------------------- ---------------------------------------
 Afrox hospitals                          2002        2001        Change         2002        2001         Change
 (excluding exceptional items)       (pound)m    (pound)m        (constant  (pound)m    (pound)m        (constant
                                                                 currency)                              currency)
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------
 Turnover                                    68.1        72.5      +26%            259.0       287.8       +23%
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------
 Operating profit                             8.9        10.0      +21%             29.7        32.3       +25%
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------


The acquisitions of the Amahosp and Wilgers hospital groups in the first half of 2002 added to turnover and more significantly to operating profit as integration benefits were realized. The acquisitions added approximately 1000 acute care beds to Afrox hospitals' existing capacity. Existing hospital facilities were also enhanced during 2002 through investment in new services such as renal dialysis, physical and mental rehabilitation, pathology and radiography.


GIST
Despite competitive conditions in the logistics market, Gist achieved strong results in 2002 with improved margins and some notable business wins.


                                       Fourth quarter                         Year to 30 September
 ------------------------------------- -------------------------------------- ---------------------------------------
 Gist                                     2002        2001        Change         2002        2001         Change
 (excluding exceptional items)       (pound)m    (pound)m        (constant  (pound)m    (pound)m        (constant
                                                                 currency)                              currency)
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------
 Turnover                                    68.0        59.6      +14%            264.8       231.4       +14%
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------
 Operating profit                             5.7         4.6      +25%             25.5        21.3       +20%
 ------------------------------------- ----------- ----------- -------------- ----------- ----------- ---------------


Improved results for 2002 reflect both new supply chain contracts and increased volume with existing customers. Gist now handles all of Marks & Spencer's chilled and ambient food distribution and services as well as the entire warehouse and distribution operations for Budgens, another major UK retailer.

New business in 2002 included a contract to manage a new supply chain operation for John Lewis Partnership, a leading high street department store chain.

The e-business economy continued to grow steadily. Gist provides warehousing and logistics operations for Ocado, an on-line grocery shopping and home delivery company established in partnership with the Waitrose supermarket chain, as well as for Marks & Spencer's `Lunch to Go' operation and for Blueheath, the on-line wholesaler.

CORPORATE TRANSACTIONS

In addition to the merger of BOC's Process Plants business with Linde Engineering in the US, which was completed at the end of the financial year, two other significant transactions were agreed during 2002.

In September 2002 BOC and Air Liquide announced a conditional agreement to merge their industrial and medical gases businesses in Japan. As a consequence, BOC's subsidiary in Japan will retain a 45 per cent interest in the combined company to be called Japan Air Gases. This transaction remains subject to approval by the Japanese competition authority. The new company will be one of the leading industrial gases companies in Japan, with combined sales of some yen 138 billion in 2001 and potential synergy benefits estimated at yen 5 billion a year. The transaction is expected to be earnings enhancing for both BOC and Air Liquide by the second year of operation, when a substantial portion of the synergy benefits will have been realized.

In September, BOC also announced that it had agreed to acquire Praxair's industrial gases business in Poland. This transaction remains subject to approval by the competition authority in Poland. When completed it will give BOC a much more significant presence than before in the Polish industrial and special products sector.

After the end of the financial year, in October, BOC acquired Environmental Management Corporation, a privately held St.Louis-based water services company. Environmental Management Corporation manages water and wastewater treatment facilities for both industrial and local municipal customers around the US. It is BOC's intention to use its own strong relationship with a variety of industrial customers to develop the industrial water services business.

CASH FLOW, FINANCE AND TAX

Cash flow remained strong despite the effect of exchange rate movements and lower profits in BOC Edwards. Operating cash flow before exceptional items for the year to September 2002 was (pound)826.6 million compared with (pound)839.6 million a year ago. It was (pound)287.4 million in the fourth quarter.

The net cash outflow for the year, before exceptional items, was (pound)53.0 million, but this includes an inflow of (pound)60.5 million in the fourth quarter. Free cash flow after interest, tax, dividends and capital spending but before acquisitions was (pound)166.5 million for the year.

Net borrowings at the year-end were (pound)1325.6 million, an increase of (pound)53.5 million for the year. The net interest on borrowings, before deducting interest capitalized, was covered 4.8 times by operating profit before exceptional items. This is an improvement on 4.2 times interest cover for 2001. Return on capital employed was 12.3 per cent in 2002. This was down from 12.9 per cent in 2001 entirely because of the reduction in BOC Edwards' operating profit. The aggregate return on capital for the rest of the Group improved for the sixth quarter in succession to reach 13.8 per cent compared with 12.9 per cent in 2001. Net debt to capital employed was 36.9 per cent compared with 32.0 per cent at the end of 2001. The decline in the value of pension fund assets accounted for some 3 per cent of this increase.

The effective rate of tax on underlying profit before exceptional items was 30 per cent for 2002, which was below the level provided in the first nine months and below the level of just over 32 per cent in 2001.

RETIREMENT BENEFITS
Under FRS17, calculations of the expected returns on pension fund assets for accounting purposes are based on spot valuations at the financial year-end. The decline in equity market valuations between September 2001 and 2002 has reduced the base value for calculation of the expected return on pension fund assets for accounting purposes in 2003. This together with changes in the parameters affecting the calculation of the interest on pension fund liabilities is expected to reduce the pension fund net financial credit from (pound)33 million in 2002 to an estimated (pound)9 million in 2003.

The three-yearly actuarial valuation of UK pension fund assets was made at the end of March 2002. Actuarial advisers estimated that UK pension liabilities were fully funded at that time. As indicated in August, when BOC announced third quarter results, actuarial advisers were asked to evaluate the implications of the further declines in equity markets since March. As a result the Group is resuming contributions to the principal UK Pension Fund at the rate of (pound)33 million a year from October 2002. The US pension fund remains over-funded.

DIVIDENDS
Ordinary shareholders
A first interim dividend for 2003 of 15.5p will be paid on 3 February 2003 to shareholders on the register on 31 December 2002 and the shares will be quoted ex dividend on 27 December. The BOC Dividend Reinvestment Plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 13 January 2003. Any revocations must be received by the same date.

American Depositary Receipt (ADR) holders
The first interim dividend will be paid on 10 February 2003 to holders of sponsored ADRs registered on 31 December 2002. The ADRs will be quoted `ex dividend' on the New York Stock Exchange on 27 December. The Global Invest Direct plan will be available to ADR holders.

OUTLOOK
Despite the uncertain economic environment, The BOC Group is well placed for the current year.

The increasing savings arising from business efficiency programmes together with the benefits of recent acquisitions and plants already commissioned will positively impact profit growth across the group.

BOC remains confident of the longer-term growth prospects in the semiconductor business. However the timing of a sustained upturn in the industry is still uncertain.

Looking forward, there are signs of increasing interest from customers in proceeding with new supply scheme projects. Process Gas Solutions is currently involved in a number of discussions that could lead to new contracts in the near future.








Contact: Christopher Marsay, Group Manager - Investor Relations Tel. 07771 730530 before 12.30pm or 01276 477222 (International +44 1276 477222) thereafter


Notes for editors

Serving two million customers in more than 50 countries, The BOC Group is one of the largest and most global of the world's leading gases companies. It employs over 46,000 people and had annual sales of over (pound)4 billion in 2002.

For more than a century BOC's gases and expertise have contributed to advances in many industries and aspects of everyday life, including steel-making, refining, chemical processing, environmental protection, wastewater treatment, welding and cutting, food processing and distribution, glass production, electronics and health care.

Two significant businesses have grown in parallel with BOC's industrial gases activities. One is BOC Edwards, which supplies ultra-high purity gases and associated equipment to the semiconductor industry and is also world-famous for its vacuum pumps; the other is Gist - a specialist logistics company serving a number of major customers including Marks & Spencer.

Print quality images of Tony Isaac, chief executive of The BOC Group and Rene Medori, finance director, may be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

GROUP RESULTS
YEAR TO 30 SEPTEMBER 2002


                                                    Year to 30 Sep 2002                  Year to 30 Sep 2001
                                                                                              (restated)
                                            ------------------------------------ -------------------------------------
                                            Before      Exceptional  After            Before  Exceptional       After
                                            Exceptional       Items  Exceptional Exceptional       Items  Exceptional
                                                 Items                    Items        Items                    Items
                                            ----------- ------------ ----------- ------------ ----------- ------------
                                        (pound)million(pound)million(pound)million(pound)million(pound)million(pound)million

TURNOVER, including share of joint            4,017.9            -     4,017.9      4,159.2           -      4,159.2
ventures and associates
Less: share of joint ventures                   324.1            -       324.1        340.0           -        340.0
Less: share of associates                        36.1            -        36.1         46.3           -         46.3
                                            ----------- ------------ ----------- ------------ ----------- ------------
Turnover                                      3,657.7            -     3,657.7      3,772.9           -      3,772.9
                                            =========== ============ =========== ============ =========== ============

Operating profit of subsidiary                  425.6        (74.0)      351.6        458.4      (105.7)       352.7
undertakings
Share of operating profit of joint               63.8         (0.5)       63.3         59.0        (2.2)        56.8
ventures
Share of operating profit of associates          10.7            -        10.7         13.2        (0.4)        12.8
                                            ----------- ------------ ----------- ------------ ----------- ------------
Total operating profit including share of       500.1        (74.5)      425.6        530.6      (108.3)       422.3
joint ventures and associates
Profit on disposal of fixed assets                  -            -           -            -         3.6          3.6
Loss on termination/disposal of                     -        (20.2)      (20.2)           -           -            -
businesses (note 2)

                                            ----------- ------------ ----------- ------------ ----------- ------------
Profit before interest                          500.1        (94.7)      405.4        530.6      (104.7)       425.9
                                            ----------- ------------             ------------ -----------
Interest on net debt                                                    (103.1)                               (123.4)
Interest on pension scheme liabilities                                  (106.1)                               (107.2)
Expected return on pension scheme assets                                 139.1                                 166.9
                                                                     -----------                          ------------
Net interest                                                             (70.1)                                (63.7)
                                                                     -----------                          ------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX                                 335.3                                 362.2
Tax (note 3)                                                            (106.2)                               (104.6)
                                                                     -----------                          ------------
Profit on ordinary activities after tax                                  229.1                                 257.6
Minority interests                                                       (26.2)                                (33.5)
                                                                     -----------                          ------------
PROFIT FOR THE YEAR                                                      202.9                                 224.1
Dividends                                                               (186.6)                               (180.3)
                                                                     -----------                          ------------
Surplus for the year                                                      16.3                                  43.8
                                                                     ===========                          ============

Earnings per share, basic (note 4)
- on published profit for the year                                       41.36p                                46.03p
- before exceptional items                                               55.94p                                57.51p

Earnings per share, diluted (note 4)
- on published profit for the year                                       41.21p                                45.87p
- before exceptional items                                               55.74p                                57.31p


GROUP RESULTS
3 MONTHS TO 30 SEPTEMBER 2002


                                                  3 Months to 30 Sep 2002              3 Months to 30 Sep 2001
                                                                                              (restated)
                                            ------------------------------------ -------------------------------------
                                            Before      Exceptional  After            Before  Exceptional       After
                                            Exceptional       Items  Exceptional Exceptional       Items  Exceptional
                                                 Items                    Items        Items                    Items
                                            ----------- ------------ ----------- ------------ ----------- ------------
                                        (pound)million(pound)million(pound)million(pound)million(pound)million(pound)million

TURNOVER, including share of joint            1,044.1            -     1,044.1      1,016.2           -      1,016.2
ventures and associates
Less: share of joint ventures                    85.6            -        85.6         95.2           -         95.2
Less: share of associates                        10.0            -        10.0         13.0           -         13.0
                                            ----------- ------------ ----------- ------------ ----------- ------------
Turnover                                        948.5            -       948.5        908.0           -        908.0
                                            =========== ============ =========== ============ =========== ============

Operating profit of subsidiary                  113.3        (42.0)       71.3        109.1       (41.4)        67.7
undertakings
Share of operating profit of joint               17.6         (0.3)       17.3         16.5        (0.3)        16.2
ventures
Share of operating profit of associates           3.0            -         3.0          2.0        (0.1)         1.9
                                            ----------- ------------ ----------- ------------ ----------- ------------
Total operating profit including share of       133.9        (42.3)       91.6        127.6       (41.8)        85.8
joint ventures and associates
Profit on disposal of fixed assets                  -            -           -            -         3.6          3.6
Loss on termination/disposal of                     -         (2.4)       (2.4)           -           -            -
businesses (note 2)
                                                                     -----------                          ------------
                                            ----------- ------------             ------------ -----------
Profit before interest                          133.9        (44.7)       89.2        127.6       (38.2)        89.4
                                            ----------- ------------             ------------ -----------
Interest on net debt                                                     (24.3)                                (27.6)
Interest on pension scheme liabilities                                   (28.9)                                (26.6)
Expected return on pension scheme assets                                  34.1                                  41.7
                                                                     -----------                          ------------
Net interest                                                             (19.1)                                (12.5)
                                                                     -----------                          ------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX                                  70.1                                  76.9
Tax (note 3)                                                             (22.2)                                (15.5)
                                                                     -----------                          ------------
Profit on ordinary activities after tax                                   47.9                                  61.4
Minority interests                                                        (6.9)                                 (8.9)
                                                                     -----------                          ------------
PROFIT FOR THE PERIOD                                                     41.0                                  52.5
Dividends                                                                    -                                     -
                                                                     -----------                          ------------
Surplus for the period                                                    41.0                                  52.5
                                                                     ===========                          ============

Earnings per share, basic (note 4)
- on published profit for the period                                      8.30p                                10.77p
- before exceptional items                                               15.54p                                14.46p

Earnings per share, diluted (note 4)
- on published profit for the period                                      8.29p                                10.71p
- before exceptional items                                               15.50p                                14.39p


SEGMENTAL INFORMATION
YEAR TO 30 SEPTEMBER 2002


Turnover and operating profit before exceptional items by business were as follows:


                                                                  Year to 30 Sep 2002     Year to 30 Sep 2001
                                                                                              (restated)
                                                           --------------------------- --------------------------
                                                               Turnover     Operating      Turnover    Operating
                                                                               Profit                     Profit
                                                           ------------- ------------- ------------- ------------
                                                         (pound)million(pound)million(pound)million(pound)million

Process Gas Solutions                                          1,200.6         185.2       1,193.0        156.5
Industrial and Special Products                                1,605.3         248.0       1,573.9        248.8
BOC Edwards                                                      688.2          26.1         873.1         78.8
Afrox hospitals                                                  259.0          29.7         287.8         32.3
Gist                                                             264.8          25.5         231.4         21.3
Corporate                                                            -         (14.4)            -         (7.1)
                                                           ------------- ------------- ------------- ------------
Continuing operations                                          4,017.9         500.1       4,159.2        530.6
                                                           ============= ============= ============= ============





Turnover and operating profit before exceptional items by region were as follows:


                                                                 Year to 30 Sep 2002         Year to 30 Sep 2001
                                                                                              (restated)
                                                           --------------------------- --------------------------
                                                               Turnover     Operating      Turnover    Operating
                                                                               Profit                     Profit
                                                           ------------- ------------- ------------- ------------
                                                         (pound)million(pound)million(pound)million(pound)million

Europe                                                         1,069.6         155.2       1,002.5        165.5
Americas                                                       1,291.8         121.3       1,387.5        137.2
Africa                                                           441.0          56.7         505.6         69.4
Asia/Pacific                                                   1,215.5         166.9       1,263.6        158.5
                                                           ------------- ------------- ------------- ------------
Continuing operations                                          4,017.9         500.1       4,159.2        530.6
                                                           ============= ============= ============= ============


SEGMENTAL INFORMATION
3 MONTHS TO 30 SEPTEMBER 2002


Turnover and operating profit before exceptional items by business were as follows:


                                                            3 Months to 30 Sep 2002     3 Months to 30 Sep 2001
                                                                                              (restated)
                                                           --------------------------- --------------------------
                                                               Turnover     Operating      Turnover    Operating
                                                                               Profit                     Profit
                                                           ------------- ------------- ------------- ------------
                                                         (pound)million(pound)million(pound)million(pound)million

Process Gas Solutions                                            306.5          48.0         298.0         37.3
Industrial and Special Products                                  415.7          63.8         402.4         67.9
BOC Edwards                                                      185.8           9.0         183.7          5.0
Afrox hospitals                                                   68.1           8.9          72.5         10.0
Gist                                                              68.0           5.7          59.6          4.6
Corporate                                                            -          (1.5)            -          2.8
                                                           ------------- ------------- ------------- ------------
Continuing operations                                          1,044.1         133.9       1,016.2        127.6
                                                           ============= ============= ============= ============





Turnover and operating profit before exceptional items by region were as follows:


                                                            3 Months to 30 Sep 2002     3 Months to 30 Sep 2001
                                                                                              (restated)
                                                           --------------------------- --------------------------
                                                               Turnover     Operating      Turnover    Operating
                                                                               Profit                     Profit
                                                           ------------- ------------- ------------- ------------
                                                         (pound)million(pound)million(pound)million(pound)million

Europe                                                           276.3          41.5         245.3         48.4
Americas                                                         319.1          30.2         310.5         18.0
Africa                                                           112.6          14.3         130.6         21.2
Asia/Pacific                                                     336.1          47.9         329.8         40.0
                                                           ------------- ------------- ------------- ------------
Continuing operations                                          1,044.1         133.9       1,016.2        127.6
                                                           ============= ============= ============= ============


CONDENSED BALANCE SHEET
AT 30 SEPTEMBER 2002



                                                                                 At 30 Sep 2002     At 30 Sep 2001
                                                                                                        (restated)
                                                                              ------------------ ------------------
                                                                                 (pound)million     (pound)million

Fixed assets
- Intangible assets                                                                      150.7               48.1
- Tangible assets                                                                      3,027.4            3,168.6
- Joint ventures, associates and other investments                                       468.6              449.8
Working capital (excluding bank balances and short-term loans)                           203.1              257.0
Deferred tax provisions                                                                 (291.8)            (294.3)
Other non current liabilities and provisions                                            (173.7)            (184.3)
Net borrowings and finance leases                                                     (1,325.6)          (1,272.1)
                                                                              ------------------ ------------------
Net assets excluding pension assets and liabilities                                    2,058.7            2,172.8
Pension assets                                                                            54.3              107.0
Pension liabilities                                                                     (311.0)             (56.0)
                                                                              ------------------ ------------------
Net assets including pension assets and liabilities                                    1,802.0            2,223.8
                                                                              ================== ==================

Shareholders' capital and reserves                                                     1,684.1            2,086.2
Minority shareholders' interests                                                         117.9              137.6
                                                                              ------------------ ------------------
                                                                                       1,802.0            2,223.8
                                                                              ================== ==================

CASH FLOW
YEAR TO 30 SEPTEMBER 2002


                                                                                          Year to         Year to
                                                                                      30 Sep 2002     30 Sep 2001
                                                                                                       (restated)
                                                                                   --------------- ---------------
                                                                                   (pound)million  (pound)million

TOTAL OPERATING PROFIT before exceptional items                                            500.1           530.6
Depreciation and amortisation                                                              330.9           329.5
Operating profit  before exceptional items of joint ventures                               (63.8)          (59.0)
Operating profit before exceptional items of associates                                    (10.7)          (13.2)
Changes in working capital and other items                                                  70.1            51.7
Exceptional cash items                                                                     (67.3)          (51.8)
                                                                                   --------------- ---------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                  759.3           787.8

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES                                                33.9            23.5

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                            (90.7)          (87.2)

TAX PAID                                                                                   (96.2)         (100.6)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                                              (324.5)         (311.9)

ACQUISITIONS AND DISPOSALS                                                                (215.5)         (133.6)

EQUITY DIVIDENDS PAID                                                                     (186.6)         (180.3)

                                                                                   --------------- ---------------
NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                             (120.3)           (2.3)
                                                                                   =============== ===============


CASH FLOW
3 MONTHS TO 30 SEPTEMBER  2002


                                                                                      3 Months to     3 Months to
                                                                                      30 Sep 2002     30 Sep 2001
                                                                                                       (restated)
                                                                                   --------------- ---------------
                                                                                   (pound)million  (pound)million

TOTAL OPERATING PROFIT before exceptional items                                            133.9           127.6
Depreciation and amortisation                                                               84.2            80.8
Operating profit before exceptional items of joint ventures                                (17.6)          (16.5)
Operating profit before exceptional items of associates                                     (3.0)           (2.0)
Changes in working capital and other items                                                  89.9           103.0
Exceptional cash items                                                                     (29.9)          (23.7)
                                                                                   --------------- ---------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                  257.5           269.2

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES                                                 9.8            14.6

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                             (1.8)           (9.2)

TAX PAID                                                                                   (20.6)          (18.8)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                                               (89.1)          (80.2)

ACQUISITIONS AND DISPOSALS                                                                 (14.4)           (7.3)

EQUITY DIVIDENDS PAID                                                                     (110.8)         (104.8)
                                                                                   --------------- ---------------

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                                30.6            63.5
                                                                                   =============== ===============


TOTAL RECOGNISED GAINS AND LOSSES
YEAR TO 30 SEPTEMBER 2002


                                                                                        Year to          Year to
                                                                                    30 Sep 2002      30 Sep 2001
                                                                                                      (restated)
                                                                                  -------------- ----------------
                                                                                 (pound)million   (pound)million

Profit for the financial year                                                            202.9            224.1
Actuarial loss recognised on the pension schemes                                        (431.2)          (464.9)
Movement on deferred tax relating to actuarial loss on pensions                          134.0            154.5
Unrealised loss on write down of revaluation reserve                                     (11.5)               -
Exchange translation effect on:
- results for the year                                                                    (8.1)            (5.5)
- foreign currency net investments                                                      (128.2)           (57.0)
                                                                                  --------------
                                                                                                 ----------------
Total recognised losses for the financial year                                          (242.1)          (148.8)
                                                                                                 ================
Prior year adjustment                                                                   (220.1)
                                                                                  --------------
                                                                                        (462.2)
                                                                                  ==============

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for 2002 and 2001.







MOVEMENT IN SHAREHOLDERS' FUNDS

YEAR TO 30 SEPTEMBER 2002


                                                                                          Year to         Year to
                                                                                      30 Sep 2002     30 Sep 2001
                                                                                                       (restated)
                                                                                   --------------- ---------------
                                                                                   (pound)million  (pound)million

Profit for the financial year                                                              202.9           224.1
Dividends                                                                                 (186.6)         (180.3)
                                                                                   --------------- ---------------
                                                                                            16.3            43.8
Other recognised gains and losses                                                         (445.0)         (372.9)
Shares issued                                                                               24.6            16.9
Credit in relation to share options                                                          2.0             4.4
                                                                                   --------------- ---------------
Net decrease in shareholders' funds for the financial year                                (402.1)         (307.8)
                                                                                   --------------- ---------------
Shareholders' funds at 1 October - previously reported                                   2,306.3         2,273.6
Prior year adjustment                                                                     (220.1)          120.4
                                                                                   --------------- ---------------
Shareholders' funds at 1 October - restated                                              2,086.2         2,394.0
                                                                                   --------------- ---------------
Shareholders' funds at 30 September                                                      1,684.1         2,086.2
                                                                                   =============== ===============


NOTES


1 The operating exceptional items in the year to 30 September 2002 comprise the following:
         a) restructuring charges:(pound)47.2 million
         b) write down of Japan gases business:(pound)21.2 million
         c) costs directly attributable to the failed take-over bid:(pound)6.1 million.

2 The loss on disposal of businesses in the year to 30 September 2002 comprises the following:
         a) loss on termination of the Process Plants business:(pound)21.3 million
         b) profit on disposal of other businesses:(pound)1.1 million.

3 Overseas tax included in the tax charge amounted to(pound)73.9 million (year to 30 September 2001:
         (pound)66.4 million). Joint ventures' tax amounted to(pound)3.6 million (year to 30 September 2001:
         (pound)4.3 million). Associated undertakings' tax amounted to(pound)2.3 million (year to 30 September 2001:
         (pound)2.7 million).

4 The number of shares used in the basic earnings per share calculation was 490.4 million
         (year to 30 September 2001: 486.9 million). The number of shares used in the diluted earnings per share calculation was 492.2 million
         (year to 30 September 2001: 488.6 million). These figures include an adjustment for own shares held by an employee share ownership plan
         (ESOP) trust.

5 The results for the year to 30 September 2002 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2001, except for changes arising from the adoption of two new accounting standards, FRS17 - Retirement benefits, and FRS19 - Deferred tax. Comparative figures have been restated accordingly.

6 Financial information for the year to 30 September 2001 has been based on the full Group accounts for that period, restated for the adoption of FRS17 and FRS19. The 2001 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The auditors' report on the financial statements for the year to 30 September 2002 has yet to be signed.

7 The preliminary announcement of the results for the year to 30 September 2002 was approved by the finance committee of the board of directors on 12 November 2002.

                                   SIGNATURES





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                    The BOC Group plc

Date: 12 November 2002


                                    By: /s/ D Kinnair
                                        -------------------------------
                                    Name: David Kinnair
                                    Title: Assistant Company Secretary